November 26, 2024

David Boyle
Chief Executive Officer
Burke & Herbert Financial Services Corp.
100 S. Fairfax St.
Alexandria, VA 22314

       Re: Burke & Herbert Financial Services Corp.
           Registration Statement on Form S-3
           Filed November 15, 2024
           File No. 333-283261
Dear David Boyle:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed November 15, 2024
General

1. We note the disclosure that Burke & Herbert Financial Services Corp. and/or one or more selling securityholders to be identified in the future may from time to time offer and sell in one or more offerings, together or separately, any combination of the securities described in the prospectus. Please revise to register a specific amount of securities for the selling securityholders. Please refer to Compliance and Disclosure
       Interpretations, Securities Act Rules, Questions and Answers 228.03 and
228.04. In
       that regard, please also confirm compliance with Rule 430B(b)(2) and revise to refer to the unnamed security holders by identifying the initial offering transaction by which the securities were sold. Alternatively, revise to remove the description that indicates that selling security holders may be identified in the future in any combination of the securities described in the prospectus where you are not able to
 November 26, 2024
Page 2

       comply with Rule 430B, or advise. Finally, for any shares that are being offered by selling shareholders, revise this registration statement to specifically register those shares and pay the required fees.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Susan Block at 202-551-3210 or Christian Windsor at 202-551-3419
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance